EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

November 6, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Joe McCann, Esq., Office of Life Sciences

Re:	Mystic Holdings, Inc.
Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed September 15, 2020
File No: 024-11093

Ladies and Gentlemen:

On behalf of Mystic Holdings, Inc., a Nevada corporation (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 2 (“Amendment No. 2”) to the captioned Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (“Amendment No. 1”), including one complete copy of the exhibits listed in Amendment No. 2 as filed therewith.

Amendment No. 2 responds to the comments received from the staff of the SEC in its comment letter dated September 30, 2020, with respect to Amendment No. 1 filed by the Company on September 15, 2020.

Courtesy copies of this letter and Amendment No. 2, together with all exhibits, are being provided directly to the staff for its convenience (attention: Joe McCann, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

Form 1-A POS filed September 15, 2020

Part II – Offering Circular, page 1

1.	Please revise your Form 1-A to include all information required by the form, including without limitation, Items 9 and 12. To the extent that you incorporate by reference to other documents previously submitted or filed on EDGAR, please include a specific crossreference to the location of that information. For guidance concerning what information may be incorporated by reference and the manner to do so, refer to General Instructions III to Form 1-A.

November 6, 2020 Page 2

Response: As requested by the staff, Amendment No. 2 has been revised to include all information required by the form. To the extent permitted pursuant to General Instruction III(a)(1) of Form 1-A, Amendment No. 2 incorporates by reference all information contained in the Offering Circular on Form 1-A/A of the Company that was qualified on March 20, 2020 (the “Offering Circular). Information incorporated by reference to the Offering Circular is further amended, updated and/or replaced as set forth in the section of Amendment No. 2 entitled “Amended and Updated Information,” in which it is indicated which sections of the Offering Circular are being amended.

Part II – Offering Circular, page 1

2.	We also note that such incorporation by reference of the financial statements for the periods provided in the Form 1-K appears prohibited pursuant to General Instruction III(a)(1) of the Form 1-A. Therefore, please amend your filing to include the financial statements required by Part F/S of the Form 1-A. Please ensure an updated consent is also filed with the amendment pursuant to the eleventh section of Item 17 of Part III of the Form 1-A.

Response: As revised, Amendment No. 2 no longer incorporates any part of the Form 1-K, and, as requested by the staff, Amendment No. 2 has been revised to include the financial statements required by Part F/S. Furthermore, updated consents with respect to the use of the auditor’s reports are now filed with Amendment No. 2 as Exhibits 11.4 and 11.5.

3.	You state in the Explanatory Note hereunder that you have incorporated by reference into the Amendment all of the information contained in your Annual Report on Form 1-K for the year ended December 31, 2019 filed on July 7, 2020. We note that Form 1-K was filed July 17, 2020. Please revise.

Response: As revised, Amendment No. 2 no longer incorporates by reference any part of the Form 1-K.

General

4.	With respect to your Form 1-K for the fiscal year ended December 31, 2019, please tell us where you include or incorporate by reference to the information required by Part II, Items 1-6 and 8.

Response: As revised, Amendment No. 2 no longer incorporates by reference any part of the Form 1-K.

November 6, 2020 Page 3

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Offering Statement, please do not hesitate to contact Lorenzo Barracco, the Chief Executive Officer of the Company, at (646) 286-9070, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Joe McCann, Esq.
Ms. Mary Mast, Esq.
Mr. Lorenzo Barracco